Infinity Capital Group, Inc.
                                                  80 Broad Street, 5th Floor
                                                  New York, NY 10004
                                                  November 25, 2009

Mr. Vincent J. Di Stefano
US Securities & Exchange Commission
Division of Investment Management
Washington, D.C.  20549

Re: Infinity Capital Group, Inc.
Form 1-E
Filed June 15, 2009

Dear Mr. Di Stefano,

This letter is in response to your comment letter dated August 14, 2009 related to the above filing. As indicated in our recently filed Form 10Q dated November 16, 2009, we are in process of completing our response to your letter. We have addressed many of your comments herein and expect to have all requested items by Monday December 14, 2009. In response to your letter we filed a form 2E terminating our offering and at this point in time do not have plans to refile the offering. Prior to receipt of your letter, a total of $3,000 was raised in the offering; we intend to refund this amount in full to the purchasers.

We have discussed the possibility of retaining professional advisors with more expertise in publicly traded business development companies ("BDCs") and have spoken to the law firm of Sutherland, Ashbill & Brennan, LLP but given the Company's financial constraints this is not possible at this time. In general, the Company has been challenged by a lack of resources and the board of directors supported by management is exploring a number of options to maximize shareholder value including asking our shareholders to vote on withdrawing the Company's election to be regulated as a BDC. The Company has been unable to raise significant capital and is actively looking to sell its portfolio assets in a way that maximizes shareholder value.

Please find our responses to your comments in the same order your comments were presented. References to "we" , "our", "us" or "Company" mean Infinity Capital Group, Inc.

GENERAL COMMENTS

COMMENT:

          Has the Company ever held a shareholder vote to elect its current directors? If not, why not?


RESPONSE:

          YES  THE  COMPANY  HELD  A  SHAREHOLDER  VOTE  TO  ELECT  ITS  CURRENT
          DIRECTORS.

COMMENT:

          Who is the custodian of the Company's securities? Has the Company filed the contract required by Rule 17f-1(c) under the Investment Company Act of 1940 (the "1940 Act")? If the contract has not been filed, please do so immediately.

RESPONSE:

          THE COMPANY HAS ENGAGED HUNTINGTON NATIONAL BANK AS ITS CUSTODIAN AND WILL FILE THE CONTRACT BY MONDAY NOVEMBER 30, 2009.

COMMENT:

          According to our records, the Company has not yet filed its fidelity bond. Has the Company procured a fidelity bond? If it has, please file it immediately; if it has not, please explain the omission.

RESPONSE:

          THE  COMPANY  HAD  SECURED  A POLICY  WITH  NATIONAL  UNION  INSURANCE
          COMPANY; CRIME POLICY#16462102. THE POLICY WAS CANCELLED FOR NON-PAYMENT AT 12:01 A.M. ON AUGUST 1, 2009. THE COMPANY IS ATTEMPTING TO HAVE THE POLICY REINSTATED OR A NEW POLICY ISSUED AND SHALL HAVE THIS IN PLACE BY DECEMBER 13, 2009. TO DATE THE COMPANY DOES NOT HAVE ANY LOSSES OR CLAIMS ON THE POLICY.

COMMENT:

          Rule 38a-1 under the 1940 Act mandates that a BDC have a functioning Chief Compliance Officer ("CCO"), yet it appears that the Company many not have one. If the Company has a CCO, please make the appropriate disclosure; if not, please explain why not. Has the Company finalized a compliance program pursuant to the requirements of the 1940 Act? If not, why not?

RESPONSE:

          THE COMPANY'S BOARD HAS ADOPTED A COMPLIANCE PROGRAM AND DESIGNATED GREGORY LABORDE, THE COMPANY'S CEO AS THE CCO.

COMMENT:

          The Company appears to have a financial reporting system that is inadequate for a publicly traded company. On at least six occasions from March, 2007 to May, 2009 it filed a Form 12b-25, yet did not attach as an exhibit a statement, required by Rule 12b-25(c) under the Securities Exchange Act of 1934 ("Exchange Act"), signed by the independent accountant stating the specific reasons why the firm is unable to furnish the required opinion before the date such report must be filed. Please have the CCO examine this issue; explain why it happened, how it will be resolved, and what has been done about it.

RESPONSE:

          AS NOTED ABOVE, THE COMPANY HAS BEEN CHALLENGED BY A LACK OF RESOURCES ONE OF THE CONSEQUENCES OF SUCH HAS BEEN LIMITED STAFF TO PREPARE AND FILE REQUIRED REPORTS RESULTING IN LESS THAN OPTIMAL PROCEDURES. IN ITS MOST RECENT QUARTERLY FILING, THE COMPANY ACKNOWLEDGED A WEAKNESS IN INTERNAL CONTROL OVER FINANCIAL REPORTING AND THAT WE ARE IN THE PROCESS OF ANALYZING AND DEVELOPING PROCEDURES TO STRENGTHEN INTERNAL CONTROLS. THE QUARTERLY FORM 10Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009 WAS TIMELY FILED WITHOUT EXTENSION OF TIME AND WE MADE A NUMBER OF CHANGES TO OUR PROCESS THAT WILL BE PART OF OUR THE PROCEDURES WE ARE DEVELOPING.

NOTIFICATION UNDER REGULATION E
-------------------------------

COMMENT:

          Rule 3a51-1(b) under the Exchange Act provides that securities issued by an investment company registered under the 1940 Act are excluded from the definition of penny stock. However, while BDC's are investment companies, they are not registered investment companies under the 1940 Act. Thus, it appears that all penny stock rules under the Exchange Act apply unless the Company can rely on another exclusionary provision. Therefore, please include appropriate penny stock disclosure in the 1-E in accordance with the penny stock rules, or explain why the Company believes such disclosure is not required.

RESPONSE:

          THE COMPANY HAS TERMINATED ITS OFFERING AND AT THIS POINT IN TIME HAS NO PLAN TO REFILE THE OFFERING. IF AND WHEN, THE COMPANY DECIDES TO FILE ANOTHER OFFERING, ALL APPROPRIATE DISCLOSURES WILL BE MADE INCLUDING ANY APPLICABLE PENNY STOCK DISCLOSURES.

COMMENT:

          Item 2 of the Notification under Regulations E, "Affiliates and Principal Securities Holders of Issuer", shows limited ownership of the Company's shares. Please ensure that all officers, directors, and 10% shareholders comply with the requirements of Forms 3, 4, and 5.

RESPONSE:

          THE COMPANY HAS TERMINATED ITS OFFERING AND AT THIS POINT IN TIME HAS NO PLAN TO REFILE THE OFFERING. IF AND WHEN, THE COMPANY DECIDES TO FILE ANOTHER OFFERING, ALL APPROPRIATE DISCLOSURES WILL BE INCLUDED. THE COMPANY WILL TAKE STEPS TO ENSURE THAT ALL OFFICERS, DIRECTORS, AND 10% SHAREHOLDERS COMPLY WITH THE REQUIREMENTS OF FORMS 3, 4, AND 5.

COMMENT:

          Why is Joseph Chiapetta not identified as a vice-president in Item 3 of the Form 1-E? What is the meaning of the term "Independent Advisors" as used in reference to Messrs. McNally, Huss and Chu? Why are these individuals not affiliates of the Company?

RESPONSE:

          THE COMPANY HAS TERMINATED ITS OFFERING AND AT THIS POINT IN TIME HAS NO PLAN TO REFILE THE OFFERING. IF AND WHEN, THE COMPANY DECIDES TO FILE ANOTHER OFFERING, ALL APPROPRIATE DISCLOSURES WILL BE INCLUDED AND ALL APPROPRIATE OFFICERS AND AFFILIATES WILL BE INCLUDED AS SUCH IN THE FILING. THE TERM "INDEPENDENT ADVISORS" WILL BE REPLACED BY THE TERM "DISINTERESTED DIRECTORS"; MESSRS. MCNALLY, HUSS AND CHU HAVE NO RELATIONSHIP WITH THE COMPANY BEYOND THEIR ROLE AS DIRECTORS AND ARE NOT AFFILIATES OF THE COMPANY.

COMMENT:

          It appears that underwriters will not be used in connection with this offering. Please fully describe the internal controls the Board of Directors, officers, transfer agent and CCO have implemented and how they will exercise due diligence to avoid any resale by any purchaser from being deemed to be a public sale, or such purchaser being deemed to be an underwriter. Please note that any initial purchaser, including placement agents, that rapidly resells shares issued pursuant to Regulation E could be deemed an underwriter. What will the Company do under these circumstances? Please add revised disclosure to the Offering Circular.

RESPONSE:

          THE COMPANY HAS TERMINATED ITS OFFERING AND AT THIS POINT IN TIME HAS NO PLAN TO REFILE THE OFFERING. IF AND WHEN, THE COMPANY DECIDES TO FILE ANOTHER OFFERING, ALL APPROPRIATE DISCLOSURES WILL BE MADE INCLUDING DESCRIPTION OF INTERNAL CONTROLS AND DUE DILIGENCE PROCEDURES TO AVOID ANY RESALE.

COMMENT:

          Please specifically identify each officer and director who will actually offer the Company's securities for sale. If a disinterested director assists in the distribution of the Company's shares, that director would no longer be a disinterested director. See Section 2(a)(19)(A)(v) of the 1940 Act. We remind the Company of its ongoing obligation to amend the Form 1-E for any material change in distribution arrangements (e.g., 1-E shares being issued through the conversion of preferred stock or convertible debt, or in any manner so as to constitute and underwriting) or other terms of the offering. This obligation to amend includes using broker/dealers or registered representatives. Prospective shareholders should be made aware of any inducement paid to a broker-dealer or registered representative for the sale of Company shares.

RESPONSE:

          THE COMPANY HAS TERMINATED ITS OFFERING AND AT THIS POINT IN TIME HAS NO PLAN TO REFILE THE OFFERING. IF AND WHEN, THE COMPANY DECIDES TO FILE ANOTHER OFFERING, ALL APPROPRIATE DISCLOSURES WILL BE MADE INCLUDING DISTRIBUTION ARRANGEMENTS. THE COMPANY IS AWARE OF ITS OBLIGATION TO AMEND FORM 1-E FOR ANY MATERIAL CHANGES.

COMMENT:

          Please explain whether the sale of Company shares in this offering by control persons is consistent with Section 23(a)(1) of the 1940 Act. Are the control persons being compensated for selling Company shares by the increase in NAV of the Company? See Big Apple Capital Corporation, (pub. Avail. 1982).

RESPONSE:

          THE COMPANY HAS TERMINATED ITS OFFERING AND AT THIS POINT IN TIME HAS NO PLAN TO REFILE THE OFFERING. IF AND WHEN, THE COMPANY DECIDES TO FILE ANOTHER OFFERING, ALL RULES AND REGULATIONS IN THE 1940 ACT WILL BE FOLLOWED REGARDING CONTROL PERSONS.

COMMENT:

          Will any existing shareholders receive any of the offered shares? If so, please describe the terms of the transaction(s).

RESPONSE:

          THE COMPANY HAS TERMINATED ITS OFFERING AND AT THIS POINT IN TIME HAS NO PLAN TO REFILE THE OFFERING. IF, AND WHEN, THE COMPANY DECIDES TO FILE ANOTHER OFFERING, ANY SHARES OFFERED TO EXISTING SHAREHOLDERS WILL BE ON THE SAME TERMS AS ALL SHARES ARE OFFERED.

COMMENT:

          Please identify all investors referenced in the Company's Item 7 disclosure; and state the consideration for which they were issued and the basis for computing the amount thereof. See Item 7 of Form 1-E.

RESPONSE:

          THE COMPANY HAS TERMINATED ITS OFFERING AND AT THIS POINT IN TIME HAS NO PLAN TO REFILE THE OFFERING. IF, AND WHEN, THE COMPANY DECIDES TO FILE ANOTHER OFFERING, ALL SHARE SALES REPORTED IN ITEM 7 WILL INCLUDE INVESTOR IDENTITY AND CONSIDERATION FOR SUCH SHARES.

COMMENT:

          Please explain how the options referenced in Item 7.3 of the Form 1-E comply with the requirements of Section 61(a) of the 1940 Act.

RESPONSE:

          THE  OPTIONS   REFERENCED  IN  ITEM  7.3  ARE  PART  OF  AN  EXECUTIVE
          COMPENSATION PLAN AND MEET THE REQUIREMENTS OF SECTION  61(A)(3)(B) OF

          THE 1940 ACT; TERM DOES NOT EXCEED 10 YEARS, OPTIONS WERE ISSUED AT AN EXERCISE PRICE AT OR ABOVE MARKET PRICE AND THE OPTIONS WERE APPROVED BY THE COMPANY'S SHAREHOLDERS AND DIRECTORS.

COMMENT:

          Has the Company represented to any state in which it intends to sell its securities that it is subject to exclusive federal registration?

RESPONSE:

          THE COMPANY HAS TERMINATED ITS OFFERING AND AT THIS POINT IN TIME HAS NO PLAN TO REFILE THE OFFERING. NO REPRESENTATIONS WERE MADE TO ANY STATES.

COMMENT:

          Was the Company's Form 1-E affirmatively approved by any states? If not, why not? Please attach copies of the approval letter, if any, you received from each state. Please provide the staff with a copy of the comments, if any, issued to the Company by any state securities regulator.

RESPONSE:

          THE COMPANY HAS TERMINATED ITS OFFERING AND AT THIS POINT IN TIME HAS NO PLAN TO REFILE THE OFFERING. THE COMPANY'S FORM 1-E WAS NOT AFFIRMATIVELY APPROVED BY ANY STATES.

COMMENT:

          Disclose whether related affiliated persons, or any existing shareholders or creditors, will benefit by receiving any payment from the proceeds of the offering for any liability the Company may have payable to them now or in the future. Will the proceeds be used to pay liabilities, to make investments, or some combination thereof? Disclose whether the proceeds of the offering will be used to satisfy any Company obligation where an officer, director, or other affiliated party would have a potential liability or derive a financial benefit.

RESPONSE:

          THE COMPANY HAS TERMINATED ITS OFFERING AND AT THIS POINT IN TIME HAS NO PLAN TO REFILE THE OFFERING. IF, AND WHEN, THE COMPANY DECIDES TO FILE ANOTHER OFFERING, ALL POTENTIAL BENEFITS TO AFFILIATED PERSONS, EXISTING SHAREHOLDERS OR CREDITORS WILL BE DISCLOSED.

COMMENT:

          The Company's independent auditor has indicated it has substantial doubt whether the Company has the ability to continue as a going concern. Please disclose this fact on the cover page of the offering circular.

RESPONSE:

          THE COMPANY HAS TERMINATED ITS OFFERING AND AT THIS POINT IN TIME HAS NO PLAN TO REFILE THE OFFERING. IF, AND WHEN, THE COMPANY DECIDES TO

          FILE ANOTHER OFFERING, THE INDEPENDENT AUDITOR'S SUBSTANTIAL DOUBT ABOUT THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN WILL BE DISCLOSED ON THE COVER PAGE OF THE OFFERING CIRCULAR.

OFFERING CIRCULAR
-----------------

COMMENT:

          Has the Company sold any of the shares offered in the Offering Circular? Why does the Company state that "The date of this Offering Circular is June 12, 2009"?

RESPONSE:

          THE COMPANY HAS TERMINATED ITS OFFERING AND AT THIS POINT IN TIME HAS NO PLAN TO REFILE THE OFFERING. PRIOR TO TERMINATING THE OFFERING, THE COMPANY SOLD A TOTAL OF 7,500 SHARES FOR CONSIDERATION OF $3,000. THE COMPANY HAS CONTACTED THE PURCHASERS OF THESE SHARES AND INTENDS TO REFUND THE PROCEEDS TO THESE INDIVIDUALS. IN THE COMPANY'S SEPTEMBER 30, 2009 FINANCIAL STATEMENTS THE $3,000 WAS SHOWN AS A LIABILITY. THE JUNE 12, 2009 DATE WAS A TYPOGRAPHICAL ERROR FROM A DRAFT COPY.

COMMENT:

          On page 1 of the Offering Circular, please cross-reference the place in the Offering Circular discussing the material risks involved in purchasing the securities offered.

RESPONSE:

          THE COMPANY HAS TERMINATED ITS OFFERING AND AT THIS POINT IN TIME HAS NO PLAN TO REFILE THE OFFERING. IF, AND WHEN, THE COMPANY DECIDES TO FILE ANOTHER OFFERING, THE MATERIAL RISKS INVOLVED IN PURCHASING THE SECURITIES OFFERED WILL BE CROSS-REFERENCED ON PAGE 1.

COMMENT:

          The Company appears to have a negative net asset value, yet the Offering Circular provides a positive number; please explain this, or revise the disclosure to include the correct figure. Also, given the Company's precarious financial condition disclose prominently that investors are thereby exposed to material risks, such as the purchase of liabilities, rather than assets, insolvency and bankruptcy. Also, please include in the disclosure a brief discussion of the Company's performance over the past five years. Has the Company ever paid dividends?

RESPONSE:

          PURSUANT TO THE COMPANY'S MARCH 31, 2009 FINANCIAL STATEMENTS THE COMPANY HAD A POSITIVE NET ASSET VALUE OF SIX CENTS PER SHARE. THE COMPANY HAS TERMINATED ITS OFFERING AND AT THIS POINT IN TIME HAS NO PLAN TO REFILE THE OFFERING. IF, AND WHEN, THE COMPANY DECIDES TO FILE

          ANOTHER OFFERING, THE COMPANY WILL PROMINENTLY DISCLOSE THE MATERIAL RISKS OF THE COMPANY'S FINANCIAL CONDITION AND WILL INCLUDE A DISCUSSION OF THE COMPANY'S PERFORMANCE OVER THE PAST FIVE YEARS. THE COMPANY HAS NEVER PAID DIVIDENDS.

COMMENT:

          Is the Company's investment objective a fundamental policy? If not, please disclose that it may be changed without shareholder approval. See Form 1-E, Schedule A, Item 2(a)(ii). Does the Company have a policy requirement to invest 70% of assets in eligible portfolio companies? If not, why not? Will the Company invest to control or manage portfolio companies? If so, please disclose here.

RESPONSE:

          THE COMPANY HAS TERMINATED ITS OFFERING AND AT THIS POINT IN TIME HAS NO PLAN TO REFILE THE OFFERING. IF, AND WHEN, THE COMPANY DECIDES TO FILE ANOTHER OFFERING, THE COMPANY WILL MAKE FULL DISCLOSURE OF ALL ASPECTS OF ITS INVESTMENT OBJECTIVES AND POLICIES. THE COMPANY DOES HAVE A POLICY REQUIREMENT TO INVEST 70% OF ELIGIBLE ASSETS IN QUALIFIED PORTFOLIO COMPANIES. THE COMPANY WILL ONLY INVEST TO CONTROL OR MANAGE A PORTFOLIO COMPANY THAT IS INACTIVE OR IS LOOKING TO CHANGE ITS BUSINESS DIRECTION AND THE COMPANY INTENDS TO USE THE PORTFOLIO COMPANY AS A VEHICLE FOR FURTHER INVESTMENT.

COMMENT:

          Regarding the Company's legal and tax status, please describe the significance of the Company's status as a corporation subject to tax pursuant to Subchapter C of the Internal Revenue Code. Consider moving all the text discussing the Company's Subchapter M status to the tax section of the disclosure, since the Company does not intend to elect to qualify for such treatment.

RESPONSE:

          THE COMPANY HAS TERMINATED ITS OFFERING AND AT THIS POINT IN TIME HAS NO PLAN TO REFILE THE OFFERING. IF, AND WHEN, THE COMPANY DECIDES TO FILE ANOTHER OFFERING, THE COMPANY WILL MAKE ALL DISCLOSURES RELATED TO TAXES IN THE TAX SECTION OF THE DISCLOSURE.

COMMENT:

          Please disclose the tax consequences of making dividend distributions from capital.


RESPONSE:

          THE COMPANY HAS TERMINATED ITS OFFERING AND AT THIS POINT IN TIME HAS NO PLAN TO REFILE THE OFFERING. IF, AND WHEN, THE COMPANY DECIDES TO FILE ANOTHER OFFERING, THE COMPANY WILL MAKE DISCLOSURE REGARDING THE TAX CONSEQUENCES OF MAKING DIVIDEND DISTRIBUTIONS FROM CAPITAL.

COMMENT:

          In what "professionally managed accounts" will the proceeds of the offering be invested?

RESPONSE:

          THE COMPANY HAS TERMINATED ITS OFFERING AND AT THIS POINT IN TIME HAS NO PLAN TO REFILE THE OFFERING. IF, AND WHEN, THE COMPANY DECIDES TO FILE ANOTHER OFFERING, THE COMPANY WILL INVEST OFFERING PROCEEDS IN
          CONSERVATIVE ACCOUNTS, WITH STABLE HISTORY AND LIMITED RISK OF LOSS, WHILE HOLDING THE PROCEEDS TO USE IN SUBSEQUENT INVESTMENTS.

COMMENT:

          The description of Infotech Global, Inc. ("Infotech"), set forth in the section titled "Contemplated Investments" contains too much jargon. Please provide a plain English description of what Infotech does. Also, is Infotech aware of the Company's plans to invest in it? Please provide supporting documents if your answer is in the affirmative. Finally, if the claimed agreement is non-binding, why should the references to Infotech not be deleted from the Offering Circular, especially considering the Company's manifest inability to raise a sum of the necessary size in prior offerings?

RESPONSE:

          THE COMPANY HAS TERMINATED ITS OFFERING AND AT THIS POINT IN TIME HAS NO PLAN TO REFILE THE OFFERING. AT THIS POINT IN THE TIME THE AGREEMENT WITH INFOTECH HAS EXPIRED SO IF, AND WHEN, THE COMPANY DECIDES TO FILE ANOTHER OFFERING, THERE WILL BE NO REFERENCES TO INFOTECH. AN 8K HAD PREVIOUSLY BEEN FILED WITH A COPY OF THE TERM SHEET SIGNED BY THE COMPANY AND INFOTECH WHICH WAS CERTAINLY AWARE OF THE COMPANY'S INTENTION TO INVEST IN IT.

COMMENT:

          The Offering Circular at times calls NPI08 a "shell" yet in the financial statements, it is described as "an education and college preparation company." Which description is correct?

RESPONSE:

          IN  THE  COMPANY'S   SEPTEMBER  30,  2009  FINANCIAL   STATEMENTS  THE
          DESCRIPTION OF NPI08 HAS BEEN CHANGED TO SAY "AN INACTIVE COMPANY FORMERLY AN EDUCATION AND COLLEGE PREPARATION COMPANY."

COMMENT:

          It appears that, at all relevant times, NPI08 has been owned or controlled by Mr. Laborde, the Company's CEO. Why does the Company's purchase of NPI08 shares not violate Section 17 of the 1940 Act, or rules there under? How did the Company determine how much to pay for shares of NPI08?

RESPONSE:

          MR. LABORDE DOES NOT NOW OWN AND HAS NEVER OWNED ANY SHARES OF NPI08. THE PURCHASE OF NPI08 SHARES WAS AN ARMS-LENGTH TRANSACTION WITH THE PREVIOUS OWNERS.

COMMENT:

          Why is the private company that is to be taken public "via NPI08" described as "yet to be indentified"? Please provide an explanation of this transaction.

RESPONSE:

          INFINITY LOOKS FOR INVESTMENT OPPORTUNITIES IN PRIVATE COMPANIES THAT IT BELIEVES WILL HAVE MORE VALUE AS A PUBLIC COMPANY WHICH WILL CREATE VALUE FOR INFINITY'S SHAREHOLDERS. AS THE CONTROLLING SHAREHOLDER OF NPI08, INFINITY IS SEEKING AN INVESTMENT THAT WILL MERGE WITH NPI08 BUT SINCE THE INVESTMENT IS NOT YET KNOWN, IT WAS DESCRIBED AS "YET TO BE IDENTIFIED."

COMMENT:

          Please disclose prominently that in its most recent (September 26, 2008 to April 6, 2009) offering under Reg. E, the Company sold no shares. Alternatively, explain why the Form 2E filed with respect to that offering is erroneous.

RESPONSE:

          THE COMPANY HAS TERMINATED ITS OFFERING AND AT THIS POINT IN TIME HAS NO PLAN TO REFILE THE OFFERING. IF, AND WHEN, THE COMPANY DECIDES TO FILE ANOTHER OFFERING, THE COMPANY WILL DISCLOSE THE RESULTS OF ITS MOST RECENT OFFERINGS.

COMMENT:

          The paragraph on page six of the Offering Circular, titled "Risks", consists mostly of non-risk disclosure. Please delete all such disclosure and include summary descriptions of all material risks of investing in the Company.

RESPONSE:

          THE COMPANY HAS TERMINATED ITS OFFERING AND AT THIS POINT IN TIME HAS NO PLAN TO REFILE THE OFFERING. IF, AND WHEN, THE COMPANY DECIDES TO FILE ANOTHER OFFERING, THE COMPANY WILL MAKE APPROPRIATE DISCLOSURE OF ALL MATERIAL RISKS.

COMMENT:

          The Offering Circular does not state that the Company may accept only cash as consideration for the purchase of shares in the offering. If the Company believes other securities or the conversion of outstanding debts may be used as consideration for the purchase of shares, appropriate disclosure is required with further explanation. Purchases of stock should be discussed in a chart showing, among other things, offering proceeds, all estimated charges against those proceeds, and a summary of the proposed use of those proceeds. The "use of proceeds" disclosure should be sufficiently detailed to permit a prospective investor to evaluate fairly the Company's intentions, expenses, and funds available for investment with respect to the cash received by it in the 1-E offering. The narrative should provide estimated time frames for investment of the proceeds. Please revise the disclosure accordingly.

RESPONSE:

          THE COMPANY HAS TERMINATED ITS OFFERING AND AT THIS POINT IN TIME HAS NO PLAN TO REFILE THE OFFERING. IF, AND WHEN, THE COMPANY DECIDES TO FILE ANOTHER OFFERING, THE COMPANY WILL MAKE DISCLOSURES REGARDING
          NON-CASH CONSIDERATION THAT WILL BE ACCEPTABLE, "USE OF PROCEEDS" DISCLOSURE AND ESTIMATED TIMES FRAMES FOR INVESTMENT.

COMMENT:

          Disclose prominently in the Offering Circular that the Company's Officers have limited experience operating a BDC, and expand the associated risk disclosure.

RESPONSE:

          THE COMPANY HAS TERMINATED ITS OFFERING AND AT THIS POINT IN TIME HAS NO PLAN TO REFILE THE OFFERING. IF, AND WHEN, THE COMPANY DECIDES TO FILE ANOTHER OFFERING, THE COMPANY WILL MAKE DISCLOSURES REGARDING THE OFFICERS EXPERIENCE OPERATING A BDC AND WILL EXPAND THE ASSOCIATED RISK DISCLOSURE.

COMMENT:

          Please provide the state of incorporation, the specific corporate name, and the state-specific indentifying number, if any, for each of the Company's portfolio companies as of December 31, 2008. Explain fully the entire sequence of events regarding the Company's acquisition (and disposition) of each of these companies.

RESPONSE:

          THE COMPANY HAS TERMINATED ITS OFFERING AND AT THIS POINT IN TIME HAS NO PLAN TO REFILE THE OFFERING. IF, AND WHEN, THE COMPANY DECIDES TO FILE ANOTHER OFFERING, THE COMPANY WILL MAKE MORE COMPLETE DISCLOSURE OF ITS PORTFOLIO COMPANIES TO INCLUDE THE ITEMS NOTED IN THE COMMENT.

COMMENT:

          The Company discloses on page 18 of the Offering Circular that it intends to use leverage; this is inconsistent with disclosure elsewhere in the filing. Please correct this inconsistency. If the Company will use leverage, disclose this prominently, along with the risks of using leverage.

RESPONSE:

          THE COMPANY HAS TERMINATED ITS OFFERING AND AT THIS POINT IN TIME HAS NO PLAN TO REFILE THE OFFERING. IF, AND WHEN, THE COMPANY DECIDES TO FILE ANOTHER OFFERING, THE COMPANY WILL MAKE CONSISTENT DISCLOSURE

          REGARDING USE OF LEVERAGE AND WILL MAKE PROMINENT DISCLOSURE OF THE RISKS OF USING LEVERAGE.

COMMENT:

          The Company's Form N-54A election, filed in May of 2005, contains a certification that it will be operated as a BDC as defined in Section 2(a)(48) of the 1940 Act, yet in the intervening four years, the Company has made minimal investments in portfolio companies. It also appears that most of the funds raised by the Company in previous offerings have been used to pay the operating expenses of the Company, that the Company had approximately $840,000 of unused federal net operating loss carry-forwards as of December 31, 2008; and the Company's current liabilities exceeded current assets by $596,673 as of March 31, 2009.

RESPONSE:

          THE COMPANY HAS BEEN CHALLENGED BY A LACK OF FINANCIAL RESOURCES WHICH HAS LIMITED ITS ABILITY TO MAKE INVESTMENTS. THE FUNDS RAISED IN PREVIOUS OFFERINGS HAVE BEEN USED FOR A COMBINATION OF MAKING INVESTMENTS AND PAYING OPERATING EXPENSES. A LARGE PORTION OF THE OPERATING EXPENSES INCURRED IN PRIOR YEARS HAVE BEEN ACCRUED BUT NOT PAID RESULTING IN THE CURRENT LIABILITIES IMBALANCE CITED IN THE COMMENT. PROCEEDS FROM SALES OF PRIOR INVESTMENTS HAVE ALSO BEEN USED FOR A COMBINATION OF MAKING INVESTMENTS AND PAYING OPERATING EXPENSES.

COMMENT:

          Please revise the Offering Circular to disclose what the Company did with the proceeds from the previous offerings. Please explain how this is consistent with the Company's election to operate as a BDC. Please state prominently that the Company has been operating as a BDC for four years, and has only made small investments in two companies that were non-affiliated and actually conducting business operations at the time of investment. Please state prominently that the Company is in default on over $260,000 in notes payable, and clarify whether the proceeds of the offering will be used to repay these debts; if they will, so indicate on page one of the Offering Circular. Please enclose with your response to this letter copies of the agreements to acquire ownership interests in each of the Company's current portfolio companies, and each company mentioned as a potential portfolio company in the Offering Circular.

RESPONSE:

          THE COMPANY HAS TERMINATED ITS OFFERING AND AT THIS POINT IN TIME HAS NO PLAN TO REFILE THE OFFERING. IF, AND WHEN, THE COMPANY DECIDES TO FILE ANOTHER OFFERING, THE COMPANY WILL MAKE MORE COMPLETE DISCLOSURE OF WHAT IT DID WITH THE PROCEEDS FROM ITS PREVIOUS OFFERINGS AND HOW

          THIS IS CONSISTENT WITH OPERATING AS A BDC. THE COMPANY WILL STATE PROMINENTLY ITS INVESTMENT HISTORY, THAT IT IS IN DEFAULT ON A
          SIGNIFICANT AMOUNT OF NOTES PAYABLE AND CLARIFY WHETHER ANY PROCEEDS FROM THE OFFERING WILL USED TO REPAY ANY PORTION OF THESE DEBTS. ATTACHED PLEASE FIND COPIES OF THE AGREEMENTS TO ACQUIRE OWNERSHIP INTERESTS IN OUR CURRENT PORTFOLIO COMPANIES. WE HAVE ALSO ATTACHED A COPY OF THE EXECUTED INVESTMENT TERM SHEET WITH INFOTECH WHICH WAS EFFECTIVE AT THE TIME WE FILED THE1-E BUT HAS SINCE EXPIRED.

COMMENT:

          Please move the risk disclosure forward to page 12 of the Offering Circular, such that it immediately succeeds the disclosure of the Company's strategies. Disclose the risks specific to each strategy and each type of security the Company will purchase.

RESPONSE:

          THE COMPANY HAS TERMINATED ITS OFFERING AND AT THIS POINT IN TIME HAS NO PLAN TO REFILE THE OFFERING. IF, AND WHEN, THE COMPANY DECIDES TO FILE ANOTHER OFFERING, THE COMPANY WILL MOVE THE RISK DISCLOSURE FORWARD IN THE OFFERING CIRCULAR AND DISCLOSE THE RISKS SPECIFIC TO EACH STRATEGY AND TYPE OF SECURITY.

COMMENT:

          Please provide accurate and comprehensive tabular disclosure of expenses of the type referenced in the disclosure titled "Executive Compensation."

RESPONSE:

          THE COMPANY HAS TERMINATED ITS OFFERING AND AT THIS POINT IN TIME HAS NO PLAN TO REFILE THE OFFERING. IF, AND WHEN, THE COMPANY DECIDES TO FILE ANOTHER OFFERING, THE COMPANY WILL CLARIFY THE TABLE INCLUDED IN THE EXECUTIVE COMPENSATION SECTION.

COMMENT:

          Has the Company entered into a placement agent agreement? If so, please disclose, including the identity of and services to be rendered by the placement agent.

RESPONSE:

          The Company has not entered into a placement agent agreement.

COMMENT:

          The fair value procedures, referenced in the disclosure titled "Determination of Net Asset Value," are unclear. Please describe how debt securities will be "revalued" and explain how the valuation procedures comply with SFAS #157 and SEC guidance on fair value.

RESPONSE:

          IN ITS SEPTEMBER 30, 2009 FINANCIAL STATEMENTS, THE COMPANY CLARIFIES ITS VALUATION PROCEDURES. THE COMPANY CURRENTLY DOES NOT HOLD ANY DEBT SECURITIES BUT WOULD REVALUE BASED UPON INTEREST RATES, TERM TO MATURITY AND CREDIT RISK. THE COMPANY HAS ADOPTED SFAS #159 BUT HAS ONLY ELECTED THE FAIR VALUE OPTION FOR ITS INVESTMENT SECURITIES WHICH WERE ALL READY BEING STATED AT FAIR VALUE. IN DETERMINING FAIR VALUE OF ITS ASSETS THE COMPANY WILL FIRST LOOKS TO USE A MARKET APPROACH AND IF THERE ARE NO RELIABLE INPUTS THE COMPANY WILL TO LOOK TO INCOME AND COST APPROACHES TO DETERMINE FAIR VALUE. IN THE COMPANY'S SEPTEMBER 30, 2009 FINANCIAL STATEMENTS, THE COMPANY CLARIFIES THAT UNDER SFAS #157 SOME OF ITS ASSETS ARE CLASSIFIED AS LEVEL 2 AND SOME AS LEVEL 3.

COMMENT:

          There appears to be a material disparity between the public offering priced and the effective cash cost to officers, directors and affiliated persons for shares acquired by them in transactions during the past three years, or which they have a right to acquire. Accordingly, please include in the Offering Circular a comparison of the public contribution under the proposed public offering and the effective cash contribution of such persons. Since the amount of dilution will be significant, please disclose the net asset value per share before and after the offering; the amount of increase in such net asset value per share attributable to the cash payment made by purchasers of the shares being offered; and the amount of immediate dilution from the public offering price which will be absorbed by such purchasers.

RESPONSE:

          PLEASE SEE PAGE 43 OF THE OFFERING CIRCULAR WHICH INCLUDES INFORMATION ON NET ASSET VALUE PER SHARE BEFORE AND AFTER THE OFFERING, THE INCREASE IN NET ASSET VALUE ATTRIBUTABLE TO THE NEW INVESTORS AND THE AMOUNT OF IMMEDIATE DILUTION TO THE NEW INVESTORS ASSUMING THE FULL OFFERING IS SUBSCRIBED. ALL OPTIONS WHICH HAVE BEEN ISSUED TO OFFICERS AND DIRECTORS HAVE AN EXERCISE PRICE HIGHER THAN THE PER SHARE PRICE IN THIS OFFERING. THE COMPANY HAS TERMINATED ITS OFFERING AND AT THIS POINT IN TIME HAS NO PLAN TO REFILE THE OFFERING. IF, AND WHEN, THE
          COMPANY DECIDES TO FILE ANOTHER OFFERING, THE COMPANY WILL ADD ADDITIONAL DISCLOSURE TO HIGHLIGHT THE DISPARITY BETWEEN THE PUBLIC PRICE AND THE PRICE THE OFFICERS PAID TO ACQUIRE THEIR SHARES.

COMMENT:

          Please provide the identities of all potential providers of managerial assistance to portfolio companies. Please inform us in your response letter whether the Company or portfolio companies will pay for managerial assistance provided to portfolio companies.

RESPONSE:

          THE COMPANY'S CHIEF EXECUTIVE OFFICER, GREGORY LABORDE AND CHIEF FINANCIAL OFFICER, THEODORE A. GREENBERG HAVE PROVIDED MANAGERIAL ASSISTANCE TO INFINITY'S PORTFOLIO COMPANIES. THE PORTFOLIO COMPANIES HAVE GENERALLY PAID ANY OUT OF POCKET EXPENSES AND ANY FEES BEYOND THAT ARE ON A CASE BY CASE BASIS WITH ANY PAYMENT FROM THE PORTFOLIO COMPANIES TO GO TO THE COMPANY.


ACCOUNTING COMMENTS
-------------------

The Company modified its reporting format in preparing its September 30, 2009 financial statements take into account the accounting comments in this letter. Our CFO, Mr. Greenberg spoke with Jeffrey W. Long, Staff Accountant at the SEC regarding the comments and how they would be addressed. Mr. Long also stated that he would look at the September 30, 2009 filing after it was submitted.

COMMENT:

          Taxes - Provide a discussion of the impact of adopting SFAS No. 48 "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109". Did the Company adopt Interpretation No. 48?

RESPONSE:

          THE COMPANY ADOPTED SFAS NO. 48. IN SEARCHING FOR UNCERTAIN TAX POSITIONS THAT WOULD POTENTIALLY RESULT IN A TAX LIABILITY, THE COMPANY REVIEWED ITS FILINGS AND FOUND NO SUCH POSITION THAT FAILS TO MEET THE MORE LIKELY THAN NOT RECOGNITION THRESHOLD. IN ADDITION, THE COMPANY HAS NOT RECEIVED A NOTICE OF AUDIT FOR ANY OF ITS FEDERAL, STATE OR LOCAL TAX FILINGS. THE COMPANY IS A MARYLAND CORPORATION AND HAS ONLY ONE OFFICE WHICH IS LOCATED IN NEW YORK AND DOES NOT SEE ANY INCOME TAX ISSUES RELATED TO NON-FILING IN OTHER JURISDICTIONS.

COMMENT:

          FASB 157 Disclosure - Did the Company adopt FASB 157, Fair Value Measurements? The different levels of fair value hierarchy and other required disclosures are not presented in the financial statements.

RESPONSE:

          The Company has adopted FASB 157 and as Mr. Greenberg discussed with Mr. Long, the September 30, 2009 financial statements have all the FASB 157 levels of fair value hierarchy and all required disclosures.

COMMENT:

          Tax Cost - State in a footnote the following amounts based on cost for Federal income tax purposes: (Regulation S-X 12-12.8).

               Aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost.

               The aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value.

               The net unrealized appreciation or depreciation.

               The aggregate cost of securities for Federal income tax purposes.

RESPONSE:

          AS MR. GREENBERG DISCUSSED WITH MR. LONG, THE SEPTEMBER 30, 2009 FINANCIAL STATEMENTS INCLUDE THE DISCLOSURES NOTED IN THIS COMMENT.

COMMENT:

          Operating Deficit - The accumulated net operating (deficit) on the balance sheet does not appear to be net of taxes. Why not?

RESPONSE:

          THE COMPANY CALCULATES TAXES ON EACH COMPONENT OF INCOME, NET INVESTMENT INCOME, REALIZED GAINS AND UNREALIZED APPRECIATION. ANY TAXES ACCRUED ON UNREALIZED APPRECIATION AND TAXES ON REALIZED GAINS ARE OFFSET BY A TAX BENEFIT FOR THE ACCUMULATED DEFICIT WHICH HAS RESULTED IN NET OPERATING LOSSES. DUE TO THE UNCERTAINTY OF FUTURE PROFITS, THE COMPANY HAS FULLY RESERVED AND TAX BENEFIT FROM THE ACCUMULATED DEFICIT BEYOND OFFSETTING ANY TAX THAT WOULD HAVE RESULTED FROM THE UNREALIZED APPRECIATION AND REALIZED GAINS. ACCORDINGLY, THE NET OPERATING (DEFICIT) ON THE BALANCE SHEET IS NET OF THE TAX BENEFIT BUT THE AMOUNT OF TAX BENEFIT IS NET OF THE RESERVE.

COMMENT:

          Other Liabilities - State separately (a) amounts payable for investment advisory, management and services fees; and (b) the total payable to (1) officers and directors; (2) controlled companies and
          (3) affiliates. See Article 6-04.12 of Regulation S-X.

RESPONSE:

          AS MR. GREENBERG DISCUSSED WITH MR. LONG, THE SEPTEMBER 30, 2009 FINANCIAL STATEMENTS REFLECT ITEMS IN THIS COMMENT BEING SEPARATELY STATED.

COMMENT:

          Deferred Income Tax - Deferred income tax expense should be disclosed separately on the statement of operations for each of the income categories. See Article 6-07.7(e) of Regulation S-X and Audits of
          Investment Companies, American Institute of Certified Public Accountants, Paragraph 6.10 & 7.46 (May 1, 2008).

RESPONSE:

          THE COMPANY HAS BEEN CALCULATED DEFERRED INCOME TAX EXPENSE SEPARATELY FOR EACH INCOME CATEGORY BUT HAD BEEN SHOWING A NET AMOUNT FOR REALIZED GAINS AND UNREALIZED APPRECIATION. AS MR. GREENBERG DISCUSSED WITH MR. LONG, THE SEPTEMBER 30, 2009 FINANCIAL STATEMENTS SHOW THE TAX AMOUNTS AS SEPARATE ITEMS.

COMMENT:

          Affiliated Income - Income from affiliated and unaffiliated companies should appear as separate line items with a subtotal on the face of the statement. See Article 6-07(1) of Regulation S-X.

RESPONSE:

          AS MR. GREENBERG DISCUSSED WITH MR. LONG, THE SEPTEMBER 30, 2009 FINANCIAL STATEMENTS SHOW AFFILIATED AND UNAFFILIATED INCOME AS SEPARATE LINE ITEMS.

COMMENT:

          Realized and  Unrealized  Gain (Loss) - Realized and  unrealized  gain
          (loss) in (on) affiliated and unaffiliated companies should appear as separate line items with a subtotal on the face of the statement. See
          Article 6-07.1 of Regulation S-X.

RESPONSE:

          AS MR. GREENBERG DISCUSSED WITH MR. LONG, THE SEPTEMBER 30, 2009 FINANCIAL STATEMENTS SHOW AFFILIATED AND UNAFFILIATED INCOME AS SEPARATE LINE ITEMS.

COMMENT:

          Statement of Changes - Provide parenthetical disclosure of amounts of undistributed net investment income, accumulated investment loss, or accumulated distributions in excess of net investment income for each period presented. See Article 6.09.7 of Regulation S-X.

RESPONSE:

          AS MR. GREENBERG DISCUSSED WITH MR. LONG, THE SEPTEMBER 30, 2009 FINANCIAL STATEMENTS SHOW THE PARENTHETICAL DISCLOSURE.

COMMENT:

          Statement of Cash Flows - The statement of cash flows should follow the form and content provided by the Audits of Investment Companies, American Institute of Certified Public Accountants, Paragraph 7.97 (May 1, 2008).

RESPONSE:

          AS MR. GREENBERG DISCUSSED WITH MR. LONG, THE COMPANY HAS BEEN FOLLOWING THIS FORMAT. MR. LONG SAID HE WOULD REVIEW THE COMPANY'S

          SEPTEMBER 30, 2009 FILING AND SEE WHY THIS COMMENT ON THE STATEMENT OF CASH FLOWS WAS GENERATED.

COMMENT:

          Financial Highlights - Provide the ratio of net income (loss) to average net assets and the portfolio turnover rate. See Item 4 of Form N-2.

RESPONSE:

          AS MR. GREENBERG DISCUSSED WITH MR. LONG, THE SEPTEMBER 30, 2009 FINANCIAL STATEMENTS NOW INCLUDE PORTFOLIO TURNOVER RATE; THE NET INCOME RATIO WAS ALREADY BEING INCLUDED IN THE FINANCIAL STATEMENTS.

COMMENT:

          Management Fees - For the years ended December 31, 2008 and 2007, management fees were paid to a company affiliated through an officer and a director. What was the company and who was the officer and director.

RESPONSE:

          The company is GHL Group, Ltd and the officer and director is Gregory LaBorde, CEO of the Company.

COMMENT:

          Employment Contracts - Gregory Laborde's compensation was reduced and paid to a company affiliated with Mr. Laborde. Provide more detail on this company and the amount paid. Both Mr. Laborde and Mr. Greenberg agreed to waive certain amounts of their compensation. I did not see a waiver on the statement of operations. Was the total amount owed under these agreements expensed during the year? If not, why weren't they? The expenses should be grossed up for these amounts with a corresponding waiver on the statement of operations.

RESPONSE:

          AS MR. GREENBERG DISCUSSED WITH MR. LONG, THE SEPTEMBER 30, 2009 FINANCIAL STATEMENTS NOW REFLECT THE GROSS AMOUNT OF THE COMPENSATION AND ALSO A WAIVER.

COMMENT:

          Fluid Media Networks - The Company acquired 21,250 shares of Fluid Media Networks in 2007 and recorded the transaction as income. Why weren't the shares presented on the schedule of investments?

RESPONSE:

          The 21,250 shares the Company once held in Fluid Media have all been sold, consequently Fluid Media is no longer on the schedule of investments.

GENERAL
-------

COMMENT:

          Please advise if you have submitted or expect to submit an exemptive application or no-action request in connection with the Form 1-E.

RESPONSE:

          The Company has not submitted nor plans to submit an exemptive application or no-action letter in connection with Form 1-E.

IN CONNECTION  WITH OUR RESPONSES TO YOUR COMMENTS  ABOVE,  WE  ACKNOWLEDGE  THE
FOLLOWING:

     o INFINITY CAPITAL GROUP, INC. ("INFINITY") IS RESPONSIBLE FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURES IN OUR FILINGS,

     o YOUR COMMENTS OR ANY CHANGES WE MAKE IN RESPONSE TO YOUR COMMENTS DO NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO OUR FILINGS, AND

     o INFINITY CANNOT ASSERT YOUR COMMENTS AS A DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES

Thank you for your time and your review of our Company filings. Should you require any further clarification or have comments on the enclosed, please don't hesitate to contact me at (917) 670-6678 or TGREENBE@AOL.COM.

Sincerely,

/s/ Theodore A. Greenberg

Theodore A. Greenberg
Chief Financial Officer